Mail Stop 3561

September 5, 2008

Charles J. Toeniskoetter, Chairman, Board of Directors
SJW Water Corp.
110 W. Taylor St.
San Jose, CA 95110

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 1, 2008**
> **File No. 001-08966**

Dear Mr. Toeniskoetter:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1- Business, page 3

Franchises, page 5

1. Please discuss the general duration of the franchises held, any anticipated expiration of a material franchise, water right, or right of way, and the overall importance of the franchises, water rights and rights of way to the operations of SJW Corp. Refer to Item 101(c) (iv) of Regulation S-K.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

2. On page 25 under *Maintenance Expense* you disclose that your maintenance expenses have increased 14% and 6% over the past two years. Also, on page 25 under *Other Income and Expense* you disclose that your interest expenses have increased 17% from 2006 to 2007. Please discuss in reasonable detail whether you expect an increase or decrease in these expenses going forward and any short and long term actions that you are taking or have taken to address these expenses. Also, please discuss the impact of any changes these charges will have on your earnings.

Liquidity and Capital Resources, page 26

3. Please provide a discussion of cash flows from operating, investing and financing activities for the full three-year period covered by the financial statements. Refer to Instruction 1-5 to Item 303(a) of Regulation S-K.

SJW Corp. and its Subsidiaries, page 28

4. You stated that an unused short-term bank line of credit of $30,000,000 is available to you, but the line of credit expired on June 1, 2008. Please discuss if you intend to renew this line of credit, obtain a new line of credit, or discontinue the line of credit. If you are unable to renew this lien of credit or obtain a new line of credit, please discuss how this may effect your operations.

Item 9A. Controls and Procedures, page 61

5. We note your disclosure indicates that you "believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met…" In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 15 - Exhibits, page 65

Exhibits 31.1 and 31.2

6. We note that in the certifications you provided under Item 601(31) of Regulation S-K that you omitted the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). We also note that you used the word "weakness" instead of "weaknesses" in paragraph five (a). In all future filings, your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 44

Annual Bonus, page 48

7. You indicated that the Executive Compensation Committee approved an additional $13,000 bonus award for Ms. Yip in recognition of her leadership in achieving effective cost control measures in 2007. Please discuss the elements and factors that the Executive Compensation Committee used in evaluating the $13,000 bonus award.

Certain Relationships and Related Transactions, page 74

8. Please expand your discussion of the audit committee's review process of related party transactions. For example, please discuss the standards applied to related party transactions pursuant to your corporate policies and procedures. Refer to Item 404(b) (1) (i-v) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Charles J. Toeniskoetter
SJW Corp.
September 5, 2008
Page 5

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director